SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Change in the Composition of the Statutory Audit Committee

São Paulo, December 09, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, pursuant to the terms of Article 30, Paragraph XXX, of the Brazilian Securities and Exchange Commission (“CVM”) No. 480, of December 7, 2009, as amended, hereby informs its shareholders and the market in general that the composition of its Company's Statutory Audit Committee (“CAE”) was changed as follows.

The Board of Directors (“Board”) at meeting held on November 30 named two new members to the CAE, Mr. André Béla Jánszky and Mr. Francis James Leahy Meaney.

Mr. Jánszky is an independent member of our Board. Mr. Jánszky is also a member of Corporate Governance and People Management Policies Committee, and also of the Financial Policy Committee. In addition, Mr. Jánszky is the financial expert of the CAE ("financial expert"), as defined in the current Securities Exchange Commission (SEC) rules, and the member that meets the requirements of article 31-C, §5 and 6 Of INCVM 308/99. Mr. Jánszky until recently the partner responsible for the Latin America Department of Milbank, Tweed, Hadley & McCloy LLP and managing partner of its office in São Paulo. He focused on providing legal advice on US law in the areas of capital markets, mergers and acquisitions, financing transactions, restructurings and corporate governance.

Mr. Meaney is an independent member of our Board. Additionally, Mr. Meaney has 25 years of experience in Brazil and Latin America and has an extensive experience in several segments, such as telecommunications, data center, business product outsourcing, management consulting, investment banking and private equity. Recently, Mr. Meaney occupied the position of interim CEO of Aceco TI, a data center company invested by Kohlberg, Kravis and Roberts (KKR). James worked as the Chief Operating Officer at Oi S.A., from 2011 to 2013, and as the founder and CEO of Contax S.A., from 2000 to 2011. He led Contax from when it was a startup until it became publicly listed (2005) and had an international expansion (2009). Mr. Meaney also worked as an executive in a number of companies such as Global Crossing, Conectel, Mars & Co. and First Boston investment bank. In addition to Gol, he is a member of the Board of the Kellogg Institute for International Studies in the University of Notre Dame. Mr. Meaney has a degree in economics from the University of Notre Dame, a master‘s degree in business administration from the Harvard Business School and completed the course in advanced management from INSEAD.

More information about the new members of CAE can be found in the company's investor relations website (www.voegol.com.br/ri).

1	GOL Linhas Aéreas Inteligentes S.A.

Change in the Composition of the Statutory Audit Committee

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group, with operation in passenger transportation, cargo transportation and coalition loyalty programs. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 800 daily flights to 63 destinations, being 11 international in South America and the Caribbean. GOLLOG  is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES  is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.